The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54220
T 920 684 4410 F 920 652 9778
www.manitowoc.com

June 7, 2017

Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Electronics and Machinery
Mail Stop 3030
Washington, D.C. 20549

Re: The Manitowoc Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11978

Dear Mr. James:
Set forth below are The Manitowoc Company, Inc.’s (“Manitowoc” or “the Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 24, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016.
For ease of reference, the text of the Staff comments is set forth below in bold italics followed by the Company’s response.
In responding to the Staff’s letter, we use the terms “we,” “our,” “Manitowoc,” or “the Company” to refer to The Manitowoc Company. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statement of Operations, page 49

Comment 1: We see that you generate revenues from the sales of cranes, leases of cranes to customers and by providing aftermarket services. Tell us the amount of revenue recognized from leases and the sale of services in each of the reported periods. If material, revise future filings to present revenues from leases and services and the related costs separately on your statements of operations. Refer to Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.

Manitowoc’s Response:

The revenue recognized from the lease of cranes and from the sale of aftermarket services in each of the reported periods each was less than 10% of Manitowoc’s total revenue for that period; therefore pursuant to Regulation S-X, the Company was not required to separately list revenues and related costs for these items on its statements of operations. Consistent with Regulation S-X, Manitowoc will continue to monitor the level of revenue from both leases and the sale of aftermarket services and will present revenue and the related costs separately on the statements of operations if individually either of those revenue streams meet the disclosure threshold and become material.

The Manitowoc Company, Inc.

Segments, page 82

Comment 2: We note your disclosure that after the spin-off of your foodservice business, you now have one reportable segment and that you have separate product lines for mobile telescopic cranes, tower cranes, lattice-boom crawler cranes and boom trucks. We further note on page 18 that you have Executive Vice Presidents assigned to Tower Cranes and Mobile Cranes. So that we may better understand your assessment of your operating segments and how you comply with ASC Topic 280, please address to the following:

•
Tell us whether you have more than one operating segment and if so, explain your conclusion that your aggregation of operating segments is consistent with the objective of ASC 280. Address each of the factors listed in ASC 280-10-50-11.

•	Provide us with the three-year historical and three-year projected revenue, gross margin and the measure of operating segment profitability for each operating segment.

•	Provide us with a general description of the company’s internal management reporting process, including the organization and reporting structure and an organizational chart.

•	Describe to us the role of the CODM and each of the individuals who report to the CODM. Tell us the basis of their compensation and, if performance based, at what level it is assessed.

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	Describe to us the role of the Executive Vice Presidents assigned to Tower Cranes and Mobile Cranes within the organization.

•	Describe to us the information regularly provided to the CODM, the level at which the information is provided, and how frequently it is prepared and reviewed.

•
Describe to us how budgets are developed, the level at which they are developed, who is responsible for developing the budgets and who approves the budgets. Describe the level of detail communicated to the CODM when actual results differ from budgets.

•	Identify your reporting units for goodwill impairment testing and describe how they were determined in accordance with ASC 350-20-35.

The following responses address each of the specific comments outlined in Comment 2 above:

(a)
Tell us whether you have more than one operating segment and if so, explain your conclusion that your aggregation of operating segments is consistent with the objective of ASC 280. Address each of the factors listed in ASC 280-10-50-11.

Manitowoc’s Response:

The Company has one operating segment, the Cranes business. The Chief Executive Officer (“CEO”), who is the Chief Operating Decision Maker (“CODM”), has continued to manage the business with similar oversight compared with how it was managed prior to the Spin-Off, which is at the Cranes business. The CODM is provided with information related to the financial performance of the Company on a consolidated basis, while orders, revenue and backlog are reviewed at a product line basis. Therefore we have determined that we have one operating segment, the Cranes business. Below the Cranes business there is a matrix structure based on product line and geography. Based on this organizational structure, the CODM reviews the Cranes business as a whole, as opposed to the product lines or geographies when allocating resources and assessing performance.

The Company’s organizational structure is based on the products and services the Company offers globally. We have considered the guidance under ASC 280-10-50 in determining the Company’s operating and reportable segments and believe our existing segment disclosures are appropriate. We currently have only one operating and reportable segment as well as a single reporting unit for goodwill impairment testing (based upon the guidance in ASC 350-20-35-33).

(b)	Provide us with the three-year historical and three-year projected revenue, gross margin and the measure of operating segment profitability for each operating segment.

The Manitowoc Company, Inc.

Manitowoc’s Response:

Since we have one operating segment, our revenue, gross margin and operating income (loss) is outlined in our Form 10-K filing for the Company as a whole.

Regarding your request for three years of projected figures, we respectfully believe this information is not relevant to the determination of reportable segments as we only have one operating segment.

(c)	Provide us with a general description of the company’s internal management reporting process, including the organization and reporting structure and an organizational chart.

Manitowoc’s Response:

See Exhibit A for our organizational chart.

There are seven individuals that directly report to our President and CEO, who is also the Company’s CODM. Five of those individuals are:

•
Senior Vice President and Chief Financial Officer (“CFO”) - This individual is responsible for accounting, financial reporting, investor relations, global tax, information services and treasury across the global organization.

•	Vice President - General Counsel and Secretary - This individual is responsible for global legal matters.

•	Senior Vice President - Human Resources and Administration (“CHRO”)- This individual is responsible for global human resources for the Company.

•
Vice President of Business Development & Strategy (open) - This individual is responsible for identifying, prioritizing and targeting prospective new business opportunities for our Cranes business as well as ancillary opportunities.

•	Director of Lean Operations (open since March 2017) - This individual is responsible for leading and executing Lean Operations on behalf of the global operational footprint.

In addition to reporting to the President and CEO, the two individuals below coordinate closely with each other to efficiently and effectively utilize shared resources, such as marketing, common warehouses, common manufacturing facilities, and in certain instances common sales forces within the global organization.

•	Executive Vice President - Mobile Cranes - This individual is responsible for overseeing the operations of the Mobile Crane product line, as well as research & development, and engineering.

•	Executive Vice President - Tower Cranes - This individual is responsible for overseeing the operations of the Tower Crane product line, as well as research & development, and engineering.

(d)	Describe to us the role of the CODM and each of the individuals who report to the CODM. Tell us the basis of their compensation and, if performance based, at what level it is assessed.

Manitowoc’s Response:

Manitowoc concluded that the CODM is the CEO, who is responsible for reviewing the Company’s financial results and making final decisions about resource allocations as well as making key operating decisions on behalf of the overall Cranes business. This determination is consistent with ASC 280-10-50-5, which states that the CODM’s function is to allocate resources and assess the performance of a company.

See response (c) above for descriptions of the roles of each of the individuals who report to the CODM.

Total compensation of the CEO’s direct reports consists of base salary, annual incentives and long-term incentives. Long-term incentives for all of these direct reports, are intended to represent the largest proportion of their direct pay, are provided via performance shares, which are based on the relative total shareholder return of the Company’s common stock and on total Company-wide goals (weighted average ROIC for fiscal 2016 grants and Adjusted EBITDA for fiscal 2017 grants) during the three-year performance period, and via time-based stock options. The annual incentives for the Executive Vice President - Mobile Cranes and the Executive Vice President - Tower Cranes are based on performance of the Company (50%) and operating metrics of their product lines (50%) . The percentage of total compensation for the EVP of Mobile Cranes and

The Manitowoc Company, Inc.

Tower Cranes that is based upon operating metrics of their product lines, averages approximately 12.5% of their annual compensation. The assessment and monitoring of the annual incentives is performed by the CFO and his staff. Annual incentives for all other direct reports to the CEO, as well as the CEO, are based on total Company performance.

(e)
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Manitowoc’s Response:

The CODM meets with his entire staff on an as needed basis. The CODM has a monthly meeting with the CFO to review comparisons of consolidated budget to actual results as well as year over year. The CODM evaluates performance by reviewing consolidated financial information which includes orders, revenue, gross profit, operating (loss) income, Adjusted EBITDA and EPS. The CEO primarily reviews revenue, orders and backlog information, as these represent the most significant drivers to the success or failure of the company, with the Executive Vice President - Mobile Cranes and Executive Vice President - Tower Cranes quarterly or more often, as appropriate. The other attendees at these meetings may include the CFO and members of his staff along with various staff members of the respective Executive Vice Presidents.

(f)	Describe to us the role of the Executive Vice Presidents assigned to Tower Cranes and Mobile Cranes within the organization.

Manitowoc’s Response:

See response to (c) above.

(g)	Describe to us the information regularly provided to the CODM, the level at which the information is provided, and how frequently it is prepared and reviewed.

Manitowoc’s Response:

On a monthly basis, the Company’s CODM meets with the CFO to review and discuss the financial results. The CODM is primarily provided with information related to the financial performance of the Company on a consolidated basis, with revenues, orders and backlog incrementally presented on a product line basis. This information includes a comparison of actual results to budget as well as current year results to the prior year results of the Company on a consolidated basis. The CODM evaluates performance by reviewing consolidated financial information, which includes orders, revenue, gross profit, operating (loss) income, Adjusted EBITDA and EPS. On at least a quarterly basis, the CODM meets with the Executive Vice President - Mobile Cranes and Executive Vice President - Tower Cranes to review their respective product lines’ financial results, primarily orders, revenue and backlog for the quarter.

(h)
Describe to us how budgets are developed, the level at which they are developed, who is responsible for developing the budgets and who approves the budgets. Describe the level of detail communicated to the CODM when actual results differ from budgets.

Manitowoc’s Response:

The Company’s annual budget starts with a top-down, total Company approach based on anticipated backlog, orders and revenues set by the executive team, which is led by the CEO. These goals are utilized by the CFO to then set revenue and cost targets, capital expenditure targets and working capital targets. With the assistance of the CFO and the Financial Planning & Analysis (“FP&A”) department (housed within the CFO’s organization), these goals are communicated to the appropriate individuals within the organizational matrix to develop manufacturing plans and Selling, General & Administrative targets in line with the CEO’s targets for the total Company. The process concludes with a review of the Company-wide goals and financial details of the budget with the Board of Directors, the CEO and the CFO near the end of the fiscal year, at which time the budget is approved.

See response (g) above for information on the level of financial detail communicated to the CODM when actual results differ from budgets.

The Manitowoc Company, Inc.

(i)	Identify your reporting units for goodwill impairment testing and describe how they were determined in accordance with ASC 350-20-35.

Manitowoc’s Response:
The Company has one reporting unit for goodwill impairment testing, the Cranes business. A reporting unit is the same as, or one level below, an operating segment as defined by ASC 280-10-50-1. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is regularly reviewed by segment management. As discussed above, the Company has one operating segment and has two components which are Mobile and Tower that are aggregated to one reporting unit due to the significant similarities of the two components, such as type of products, classes of customers, production processes and distribution methods.

Comment 3: Revise this note in future filings to provide the disclosures required by ASC 280-10-50-40.

Manitowoc’s Response:

The Company acknowledges the Staff’s comment and with the numerous product categories within the Crane business that are all utilized within the lifting industry, we believe there is no further level of breakdown that would provide meaningful insights to our investors.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me via e-mail at david.antoniuk@manitowoc.com or at 920-652-1769.

Sincerely,

/s/ David J. Antoniuk

David J. Antoniuk
Principal Financial Officer
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.